Exhibit 99.5

Applications Products and Business Opportunity Jim Koonmen Executive Vice President Business Line Applications

Applications products and business opportunity

Key messages

ASML

Slide 2
29 Sept. 2021


ASML
ASML

The Applications business is projected to grow at ~20% CAGR with strong gross margins over the period 2020 through 2025

The Applications product portfolio supports the ASML scanner business, driven by our unique capability to help customers maximize patterning performance

- Driving improvements in Edge Placement Error (EPE)
- Delivering leading solutions for optical and e-beam metrology and inspection
- Integrating ASML's complete product portfolio into a Holistic Litho solution to optimize and control the litho process

Primary drivers of growth are the extension of our EPE roadmap:

- New metrology, inspection and control offerings extend the roadmap
- Innovative products combine computational technology, YieldStar overlay metrology and e-beam metrology
- Hardware and software products support the introduction of EUV into HVM
- New applications of deep learning in both computational litho and defect inspection drive improved performance

Public

Markets and product roadmap Holistic lithography Driving improvements in EPE E-beam inspection

Growth opportunities in Applications arise from technology shifts in key market segments

ASML
Slide 4
29 Sept. 2021



	Industry driver	Technology shifts
High Resolution Inspection	Resolution Throughput Parts per billion failure measurements	Single Beam / Optical → Multibeam
Optical and E-beam Metrology	Accuracy Precision Massive metrology	Optical Overlay: Image-based to diffraction-based Optical Overlay: Targets → Device E-beam: Small field → Large field
Computational Lithography	Model accuracy Compute cost	Physical models → Deep learning Rectangular → Freeform mask patterns CPU → Hybrid/GPU compute
Scanner and Process Control Software	Transition to EPE EUV to HVM Advanced corrections	Overlay / CD → EPE HVM: DUV → DUV + EUV Low → Higher order scanner corrections


Market TAMs
€3.3B
€4.0B
2017
2020

2025

TAM based on ASML interpretation of VLSI Research and Gartner

Public

Metrology, Inspection & Patterning Control Roadmap

ASML
Slide 5
29 Sept. 2021

	2020 | 2021 | 2022 | 2023 | 2024 | ≥ 2025
Scanner Interfaces and Control Software	Increasing Scanner Actuation (DUV and EUV), EPE Control
Overlay Metrology YieldStar	Fast Stages, Multiple Wavelengths, Computational Metrology, In-Device Metrology
E-beam Metrology	Single Beam High Resolution, Large Field of View, Massive Metrology, EPE metrology
E-Beam Defect Inspection	Multi-beam, Fast and Accurate Stages, High Landing Energy, Guided Inspection
Computational Lithography	Improved Model Accuracy, Inverse OPC, Machine and Deep Learning, Etch Models

Public

Markets and product roadmap    Holistic lithography Driving improvements in EPE E-beam inspection

Our holistic portfolio is more important than ever Lithography scanner with Slide 7 29 Sept. 2021 advanced control capability EUV: NXE and DUV: XT and Etch and EXE platforms NXT platforms deposition tools Process window Process window Prediction and Control Enhancement Overlay Optical proximity correction CD YieldStar E-beam Computational lithography Optical metrology and computational metrology E-beam metrology E-beam inspection Process window Detection Public

Our holistic portfolio is more important than ever Lithography scanner with Slide 8 29 Sept. 2021 advanced control capability EUV: NXE and DUV: XT and Etch and EXE platforms NXT platforms deposition tools Process window Process window Prediction and Control Enhancement Optical proximity correction YieldStar E-beam Computational lithography Optical metrology and computational metrology E-beam metrology E-beam inspection Process window Detection Public

Our holistic portfolio is more important than ever Lithography scanner with Slide 9 29 Sept. 2021 advanced control capability EUV: NXE and DUV: XT and Etch and EXE platforms NXT platforms deposition tools Process window Process window Prediction and Control Enhancement Optical proximity correction YieldStar E-beam Computational lithography Optical metrology and computational metrology E-beam metrology E-beam inspection Process window Detection Public

All data available at every step in the flow

Use scanner metrology, YieldStar, HMI metrology and inspection to optimize sampling for scanner control, and as yield proxy for faster time-to-yield

ASML
Slide 10
29 Sept. 2021


Computational lithography
Lithography
After-litho metrology
Etch
After-etch metrology
After-etch e-beam metrology
After-etch / CMP e-beam inspection
Recipe
Data
Recipe
Data
Recipe
Data
Data
Recipe
Data
Recipe
Data
Recipe
Data
Virtual Computing Platform
VCP
Holistic applications
Scanner applications
YieldStar applications
HMI e-beam Metrology applications
HMI e-beam Inspection applications
Hybrid Metro applications
Single user interface, common features, control framework - through each and every step
Shared functions and (domain) models
Analytics foundation
Data infrastructure
Equipment and automation integration, security, data solutions
Customer generic computing hardware
ASML
Customer

Public

Markets and product roadmap Holistic lithography    Driving improvements in EPE E-beam inspection

Reducing Edge Placement Error (EPE) is key to improve yield Local CD errors, due to stochastics, become increasingly important Slide 12 29 Sept. 2021 nm 250 Edge Placement Error (EPE): combined error of overlay and CD uniformity (global EPE is the best predictor of yield CDU, local CD errors and OPC error) CD: Critical Dimension, OPC: Mask Optical Proximity Correction Public

YieldStar overlay metrology – after litho and after etch

Characterizing the process error and enabling accurate feature placement

ASML
Slide 13
29 Sept. 2021


Optical overlay metrology – after Litho
Optical overlay metrology – after Etch
Litho
Etch
YS385
YS1385
Accurate overlay on targets
Metrology data
~800 Points x 4 wafers
Every lot
Accurate overlay on actual device
Metrology data
~10,000 Points x 2 wafers
Every few days
Corrections
Litho overlay control: after Litho sparse + after Etch refine

Public

Driving improvements in EPE

Requires high fidelity, fast and accurate metrology to maximize the scanner's correction capabilities

Slide 14
29 Sept. 2021


Pattern
as designed
YieldStar
HMI ePx
Wafer
Signature
HMI ePx
Metrology
Overlay
Layer B to Layer A
>1,000 measurements/wafer <5 mins
Single layer EPE
Layer A
>10 million measurements/wafer 60 min
Single layer EPE
Layer B
>10 million measurements/wafer 60 min
Monitoring
Final Dual Layer EPE
Computational EPE
Control Software
Control
Die Yield (Dies in spec)
Increased
Yield
OVL and CD corrections,
independently
EPE-aware
corrections

Public

ASML scanners to improve EPE and yield ASML scanners are uniquely able to find, measure and correct for Slide 15 29 Sept. 2021 patterning variations FlexRay illuminator Even Fingers Odd Fingers Dose Grey Filter Optical Ce manipulator Y    Z Reticle stage Metrology stage Exposure stage 100% of wafers 100% of wafers are are measured processed field-by-field Wafer stage Scanner actuators correct on a field-by-field basis Public

Tighter EPE requirements drive increased metrology ASML provides accurate, cost-effective overlay, EPE, and defect metrology Slide 16 29 Sept. 2021 Measurements per lot Billions Overlay EPE Defects EPE Requirement 14 12 Millions [nm] 10 8 requirement 6 Thousands EPE 4 2015 2018 2021 2024 2027 2030 2 0 Overlay 2015 2018 2021 2024 2027 2030 EPE Defect Inspection Public

Need for part per billion control stratedy Defect-aware monitoring and control in the age of EUV stochastics Today, server chips can be ~800mm2 in size

Need for part per billion control stratedy Defect-aware monitoring and control in the age of EUV stochastics    1 mm 1 mm There can be >100M contact holes per mm2 and increasing by 1.5x per node Today, server chips can be ~800mm2 in size

Need for part per billion control strategy Defect-aware monitoring and control in the age of EUV stochastics Slide 19 29 Sept. 2021 SEM image: example missing contact hole so ~80B of these need to function There can be >100M contact holes per mm2 and increasing by 1.5x per node Today, server chips can be ~800mm2 in size

Markets and product roadmap Holistic lithography Driving EPE improvements    E-beam inspection

High resolution E-beam versus Optical bright field inspection

ASML
Slide 21
29 Sept. 2021

High resolution e-beam provides superior resolution to optical inspection, enabling detection of tiny pattern fidelity defects



Customer design scaling down to 10nm feature size

Optical bright field inspection lacks sensitivity

E-beam capable of capturing part per billion pattern fidelity defects with nanometer resolution



Metal layer design



Optical bright field image



High resolution e-beam image

Design-based inspection

Proc. SPIE 9778, Metrology, Inspection, and Process Control for Microlithography, 97780O (21 April 2016)

Public

E-beam inspection has inherent resolution advantage Increasing throughput through increasing parallelism with multibeam Slide 22 29 Sept. 2021 1000000 Min defect size for 2 nm node and below 100000 Optical Bright Field Inspection 10000 1000 Gen 3 Multibeam (~2028) Increased 100 [mm²/hr] throughput enables 10 additional HVM Gen 2 Multibeam (~2024) ghput applications Throu 1 0.1 Gen 1 Multibeam (2021) Scanning 0.01 electron microscope 0.001 image Single e-beam (R&D) 0.0001 60 40 20 10 8 6 4 2 1 Defect size [nm] Public

E-beam inspection: Voltage Contrast (VC) and physical defect

Unique capability of electron beam inspection to find yield limiting defects

Slide 23
29 Sept. 2021

VC inspection: detection of <u>inter</u>layer defects causing electric opens and shorts





eScan

- Heavily used in DRAM and 3D NAND

Physical inspection: detection of <u>intra</u>layer defects such as design and process weak spots





eScan
ePx

- Used in all market segments

- HMI is the technology leader in e-beam inspection
- HMI leadership enabled by high current, charging control, and fast data rates

Public

Multibeam addresses both VC and physical defect inspection

Delivering cost-effective throughput gains at high resolution

ASML
Slide 24
29 Sept. 2021

VC inspection: detection of interlayer defects causing electric opens and shorts


eScan
eScan
multibeam

Physical inspection: detection of intralayer defects such as design and process weak spots


eScan
ePx
P(-1,1)
P(0,1)
P(1,1)
P(-1,0)
P(0,0)
P(1,0)
P(-1,-1)
P(0,-1)
P(1,-1)
eScan
multibeam

Public

Multibeam leverages ASML core technologies Increasing e-beam inspection throughput for high-volume manufacturing Slide 25 29 Sept. 2021 3 Brion’s computational technology: Single beam system    Deep-learning-enabled image quality enhancement    Design-based defect inspection Throughput 2 ASML’s stage technology:    High speed motion    High position accuracy 1 HMI’s Advanced Electron Optics & MEMS High quality SEM images with 9 beams scanning simultaneously Public

ASML
Slide 26
29 Sept. 2021

Multibeam: current status

Implementing learnings from eScan1000 (3x3) and driving eScan1100 (5x5) qualification for first shipment expected in Q4 2021





Imaging results from the eScan1100 5x5 multibeam system

Key messages

- Multibeam technology is challenging
- We experienced some program delays: ended original development partnership, COVID
- We added additional expertise to the team and developed new multibeam IP
- We remain confident about multibeam and are committed to realizing its market potential

Status today

- 3 eScan1000 prototypes (3x3 beams) running and under assessment at customers
- System qualification of eScan1100 (5x5 beams) moving full speed; first shipment expected Q4 2021

Public

Applications products and business opportunity Key messages Slide 27 29 Sept. 2021 The Applications business is projected to grow at ~20% CAGR with strong gross margins over the period 2020 through 2025 The Applications product portfolio supports the ASML scanner business, driven by our unique capability to help customers maximize patterning performance    Driving improvements in Edge Placement Error (EPE)    Delivering leading solutions for optical and e-beam metrology and inspection    Integrating ASML’s complete product portfolio into a Holistic Litho solution to optimize and control the litho process Primary drivers of growth are the extension of our EPE roadmap:    New metrology, inspection and control offerings extend the roadmap    Innovative products combine computational technology, YieldStar overlay metrology and e-beam metrology    Hardware and software products support the introduction of EUV into HVM    New applications of deep learning in both computational litho and defect inspection drive improved performance Public

Forward Looking Statements Slide 28 29 Sept. 2021 This presentation contains statements that are forward-looking, including statements with respect to expected industry and business environment trends including expected growth, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and effective tax rate, annual revenue opportunity for 2025, financial model for 2025 and assumptions and expected growth rates and drivers, expected growth including growth rates 2020-2025 and 2020-2030, total addressable market, growth opportunities beyond 2025 and expected annual growth rate in lithography and metrology and inspection systems and expected annual growth rate in installed base management, expected trends in addressable market up to 2030, expected trends in Logic and Memory revenue opportunities, long term growth opportunities and outlook, expected trends in demand and demand drivers, expected benefits and performance of systems and applications, semiconductor end market trends, expected growth in the semiconductor industry including expected demand growth and capital spend in coming years, expected wafer demand growth and investments in wafer capacity, expected lithography market demand and growth and spend, growth opportunities and drivers, expected trends in EUV and DUV demand, sales, outlook, roadmaps, opportunities and capacity growth and expected EUV adoption, profitability, availability, productivity and output and estimated wafer demand and improvement in value, expected trends in the applications business, expected trends in installed base management including expected revenues and target margins, expected trends and growth opportunity in the applications business, expectations with respect to high-NA, the expectation of increased output capacity, plans, strategies and strategic priorities and direction, expectation to increase capacity, output and production to meet demand, the expectation that Moore’s law will continue and Moore’s law evolution, product, technology and customer roadmaps, and statements and intentions with respect to capital allocation policy, dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to ESG commitment, sustainability strategy, targets, initiatives and milestones. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, semiconductor end-market trends, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of R&D programs and technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity, constraints, shortages and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees and trends in labor markets, geopolitical factors, trade environment; import/export and national security regulations and orders and their impact on us, ability to meet sustainability targets, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Public

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